Exhibit 99.1

QUEENSTAKE RESOURCES LTD.

May 22 2007

To:          The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Queenstake Resources Ltd. (the “Company”) held on May 18, 2007.

1.                                       Determination of the Number of Directors

According to proxies received and a vote by show of hands, the number of directors was determined at six.

2.                                       Election of Directors

According to proxies received and a vote by show of hands, the following persons were elected as directors of the Company:

Dorian L. (Dusty) Nicol
Robert L. Zerga
Peter Bojtos
Doris A. Meyer
John J. Ellis
John W.W. Hick

3.                                       Appointment of Auditors

According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants were appointed as the Company’s auditors for the ensuing fiscal year and the directors were authorized to fix the remuneration to be paid to the auditors.

4.                                       Arrangement

According to proxies received and a vote by show of hands, the special resolution to approve the statutory plan of arrangement between YGC Resources Ltd. (“YGC”) and the Company, providing for the business combination of YGC and the Company to create Yukon-Nevada Gold Corp. as set out in the Joint Information Circular of YGC and the Company dated April 17, 2007 was approved.  The proxy results are as follows:

	Total Shares	Percentage of Votes Cast
Votes in Favour:	234,873,313	96.6%
Votes Against:	8,332,450	3.4%
Total Proxies Voted:	243,205,763	100%

5.                                       Stock Option Plan

A ballot was conducted with respect to the ordinary resolution to approve the proposed stock option plan for Yukon-Nevada Gold Corp. as described in the Joint Information Circular of YGC and the Company dated April 17, 2007.  According to the ballots cast, the ordinary resolution was approved by the shareholders of the Company with the following results:

	Total Shares	Percentage of Votes Cast
Votes in Favour:	189,734,047	77.6%
Votes Against:	54,654,726	22.4%
Total Votes Cast:	244,388,773	100%